February 7, 2025

Jaeson Bang
Chief Executive Officer
Future Cardia, Inc.
910 Woodbridge Court
Safety Harbor, FL 34695

       Re: Future Cardia, Inc.
           Amendment No.1 to Offering Statement on Form 1-A
           Filed January 30, 2025
           File No. 024-12543
Dear Jaeson Bang:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 7, 2025 letter.

Amendment No. 1 to Offering Statement on Form 1-A Filed January 30, 2025
General

1. Please clearly label Appendix A to note the information contained therein, including that the studies described in Appendix A were not conducted by you and were not related to your product.
Cover Page

2. We note your revised disclosure in response to comment 2, that the maximum offering amount is $18,525,000, including 1,000,000 Bonus Shares valued at $3.00 per share.
       Please revise Part I of your filing for consistency with this disclosure in your offering circular.
 February 7, 2025
Page 2
3. We note your revised disclosure in response to comment 4, including your discussion of the proxy that will be held by your Chief Executive Officer. Please revise to also disclose, as you do on page 57, the percentage of your common stock held by your
       Chief Executive Officer.
Summary
Our Solution, page 3

4. We note your response to prior comment 8. Where you disclose that there is "strong clinical evidence" on heart sounds as a biomarker, please clarify how you measure the strength of clinical evidence and the relevant studies supporting this conclusion.
Our Strengths, page 6

5. We note your revisions in response to comment 5, including your reference to
       "Improved accuracy," and your disclosure that "studies of hear failure monitoring with multiple sensors . . . have demonstrated improvements in accuracy." We also note your disclosure on page 38 that "We expect, although we cannot guarantee, that our multiple sensor heart monitoring device will also display such improved accuracy."
       Please remove statements as to the accuracy of your product, implicitly or impliedly, as determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies. We do not object to the presentation of objective data resulting from your trials without conclusions related to accuracy or efficacy. Please also revise your disclosure to clarify whether the "studies of heart failure monitoring with multiple sensors" were conducted for your product or other heart failure monitoring devices. As a related matter, where you discuss wearable monitors and related clinical studies on pages 33-34, please refrain from providing disclosure about your beliefs as to the accuracy or reliability of the clinical data.
FDA Approval Considerations, page 7

6. We note your response to prior comment 6. Please revise to provide greater detail describing the FDA approval process, including the classification of medical devices into one of three classes (Class I, Class II and Class III) depending on their level of risk and an explanation as to why your product is classified as a Class II medical device. Please revise your disclosure on page 44 accordingly. Consider providing a cross-reference in your summary to a more detailed discussion of these regulations in your description of business, if appropriate.
Our Product Launch Roadmap, page 7

7. We note your revised disclosures in response to comment 13. Please briefly describe the discussions at your guidance meeting with the FDA on May 6, 2024. Risk Factors
Our insertable cardiac device product . . ., page 18

8. We note your revised disclosure in response to comment 15, which includes a discussion of the safeguards you have implemented to minimize the risk of data breaches or loss, and that your device is designed with a framework that follows FDA guidance. Please revise your risk factor to discuss the risks related to a potential
 February 7, 2025
Page 3

       breach or loss, if material, along with your current disclosure describing your efforts to safeguard against these risks.
Our Development Highlights, page 39

9. We note your response to prior comment 14, including that you removed your disclosure about the success rates and valuations of companies participating in the
       StartX program from your summary. Please make conforming changes throughout your filing, including on page 40.
Our Heart Monitor Device Clinical Studies, page 41

10. We note your revised disclosure in response to comment 19, including your description of your heart monitor device clinical studies. Please expand your discussion of each of the human studies disclosed to discuss the name of the study, the criteria for selecting patients, and the relevant endpoints. Please also identify any partners with which you collaborated for these studies, and any related agreements. If these studies are discussed in more detail elsewhere in your filing, please ensure that this is clear by noting the name of the study and providing a cross reference to your more detailed discussion. Where you disclose that results were "consistent," "critical,"
       or your device "functioned as intended," please provide additional detail describing the data that supports these conclusions.
Compensation of Directors and Executive Officers, page 54

11. Please update your disclosure throughout this section to discuss compensation for your last completed fiscal year, December 31, 2024. See Item 402 of Regulation S-K.
Statements of Cash Flows for the Six Months Ended June 30, 2024, page F-5

12. It appears that you have typographical errors in your determination of net cash provided in operating activities for both periods presented, including an incorrect net loss from operations for the six months ended June 30, 2024. In addition, please clarify why your proceeds from common stock financing activities do not agree to the activity presented in your statements of stockholders' equity. Finally, it appears that your stated $32,764,970 cash, end of period for the six months ended June 30, 2023 is incorrect. Please revise as necessary.
Note 2 - Going Concern and Management's Liquidity Plan, page F-9

13. We note your response to comment 27 and your disclosures on page 51 which indicate that you will be able to conduct your planned operations using currently available capital resources for the next six months. As a result, you have determined that there is substantial doubt about your ability to continue as a going concern. These disclosures appear inconsistent with your disclosures on page F-9 which indicate that you have sufficient cash to fund operations for the twelve months subsequent to the filing date. Please revise your disclosures as necessary. Given your cash balance as of
       June 30, 2024 and the significant amounts of cash used in operations each period, please provide comprehensive disclosures regarding your going concern considerations pursuant to ASC 205-40-50-1 through 14. In addition, your liquidity
       disclosures in MD&A should clearly identify any internal and external sources of
 February 7, 2025
Page 4

       liquidity including if there are any firm commitments to provide funding or any material unused sources of liquidity. Refer to Item 9(b) of the Form
1-A.
Note 4 - Notes Payable, page F-9

14. We note your response to comment 25. Please address what consideration you gave as to whether these convertible notes should also be classified as short-term liabilities on your audited balance sheet as of December 31, 2023. In this regard, we note that your notes dated June 2022 and August 2022 appear to have matured in 2024. Audited Financial Statements
Report on the Audit of the Financial Statements, page F-15

15. We note your response to comment 26. As previously requested, please have your auditors revise their report to address the following:
           State, if true, that they are required to be independent in accordance with U.S.
          federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. Refer to AU-Section 700, Part F/S(c)(1)(iii) of the
          Form 1-A and Article 2 of Regulation S-X.
           Refer to the years then ended, rather than the year then ended, throughout their report.


       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Yujia Wei